WF Holding Limited

Lot 3893, Jalan 4D, Kg. Baru Subang

Seksyen U6, 40150 Shah Alam, Selangor, Malaysia

November 15, 2024

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Jenny O’Shanick and Jennifer Angelini

Re:	WF Holding Limited

Amendment No. 1 to Registration Statement on Form F-1

Filed on October 31, 2024

File No. 333-282294

Ladies and Gentlemen:

We hereby submit the responses of WF Holding Limited (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated November 6, 2024, providing the Staff’s comments with respect to the above-referenced Registration Statement on Form F-1 (as amended, the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis. Unless otherwise indicated, all share amounts in this response letter have been retroactively adjusted to give effect to the 1-for-2 sub-division of our ordinary shares followed by a share surrender of our shareholders of an aggregate of 2,550,000 ordinary shares, effective on September 5, 2024.

Amendment No. 1 to Registration Statement on Form F-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the Six Months Ended June 30, 2024 and 2023, page 31

1.	We note that the percentage of your revenue from Malaysia and Australia decreased to approximately 40% and 12%, respectively, in the six months ended June 30, 2024 as compared to approximately 45% and 20%, respectively, in the six months ended June 30, 2023. This disclosure appears inconsistent with your disclosures on pages 48 and 49 that you intend to expand your operations in Malaysia and Australia and your response to comment 5 in our letter dated July 26, 2024. Please revise to clarify.

Response: Our business strategies remain consistent with our disclosures on pages 48 and 49, where we outlined plans to expand our operations in Malaysia and Australia. Due to constraints in production space and manpower, we schedule production based on the order in which projects are received, prioritizing them according to the delivery timeliness to maximize our capacity. During this period, a substantial portion of our production capacity was allocated to fulfilling a major project for delivery to Singapore. As a result, the geographical distribution of our revenue was impacted, with Malaysia and Australia representing a smaller share of total revenue. Such fluctuations in regional revenue distribution may vary from period to period, depending on factors such as project size, contract value, delivery timelines, and complexity of orders in our pipeline. We have expanded our disclosure in this section accordingly to explain the reason for the change in geographical distribution of our revenue.

2.	We note disclosure elsewhere that a single customer accounted for 33% of your revenue in the six months ended June 30, 2024. Please revise this section to discuss this significant customer’s impact on your income from operations and any associated trends. Additionally revise your risk factor disclosure regarding customer concentration as appropriate to reflect the specific material risks relating to this customer, as well as your increased exposure to a single customer (compared with 14% in the fiscal year ended December 31, 2023 and less than 10% in the fiscal year ended December 31, 2022).

Response: The increase in customer concentration for the six months ended June 30, 2024 and year ended December 31, 2023 was driven by a major project delivery to Singapore, requiring a significant allocation of our capacity and resources during the periods. As such, this elevated concentration is expected to be temporary and tied to the timing and scale of this particular project. We acknowledge that this elevated concentration temporarily heightens our exposure to revenue volatility and certain risks associated with a single customer. However, our business model is built around custom, project-based orders tailored to individual customer needs. This approach allows us flexibility to diversify our revenue sources based on demand across various sectors and geographic areas, reducing long-term dependency on any single customer. We are actively focused on broadening our customer base and expanding into new markets, which further supports our goal of maintaining a balanced revenue mix and reducing concentration risk over time. We have revised our disclosure in the Management’s Discussion and Analysis and Results of Operations section to disclose the customer concentration and the reasons behind it. We have revised the risk factor regarding customer concentration.

General

3.	We note your revised disclosure on page Alt-3 that One Fatboyz Limited is offering 623,000 ordinary shares in the resale prospectus and that “[e]xcept for the ownership of these shares, the selling shareholders have not had any material relationship with us within the past three years.” However, we note your other disclosure on page 65 that this selling shareholder is a related party. Please revise to reconcile this discrepancy. Further, please revise the table to include a separate column that discloses the percentage of the securities beneficially held by each selling shareholder before the offering. Refer to Item 9.D of Form 20-F.

Response: We have revised page Alt-3 to indicate that One Fatboyz Limited was previously a significant shareholder when it held more than 5% of our outstanding ordinary shares and provided advances to us during such time that it was a significant shareholder. Currently, One Fatboyz, owns less than 5% of our outstanding ordinary shares. We have also revised page Alt-3 to include a separate column that discloses the percentage of the securities beneficially held by each selling shareholder before the offering in accordance with the Staff’s comment.

4.	We note your addition of One Fatboyz Limited as a selling security holder. Please tell us why your resale offering is not an indirect primary offering that is part of the distribution constituting your initial public offering. In this regard, we note that the selling security holders do not appear to be subject to any of the lock-up provisions described in the prospectus and can sell the same amount of securities to be offered through the underwriter. If the selling security holders are engaged in an indirect primary offering, then the selling security holders would be statutory underwriters under Section 2(a)(11) of the Securities Act of 1933, as amended, and must therefore be identified in the prospectus as underwriters. In addition, as statutory underwriters conducting an indirect primary offering, the selling security holders would need to offer and sell their securities at a fixed price for the duration of the offering; it would not be possible for them to sell at market prices later. For guidance, please refer to Question 612.09 of our Securities Act Rule Compliance and Disclosure Interpretations, which is available on our website.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that the resale of the ordinary shares of the Company by certain selling shareholders (collectively, the “Selling Shareholders,” and individually, a “Selling Shareholder”) as contemplated in the Registration Statement is not an indirect primary offering and is a secondary offering under Rule 415(a) (1)(i) promulgated under the Securities Act of 1933, as amended (the “Securities Act”). As requested in the Staff’s comment, the Company analyzed, among other factors, the guidance set forth in Securities Act Rules Compliance and Disclosure Interpretations, Question 612.09 (“Interpretation 612.09”), which identifies six factors to be considered in determining whether a purported secondary offering is really a primary offering. Interpretation 612.19 states:

It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Based on the Company’s consideration of the totality of the facts and circumstances of the transaction and each of the factors enumerated in Interpretation 612.09, the Company believes that the 2,000,000 ordinary shares, which consist of 688,500 ordinary shares held by Chi Ken Kok, 688,500 ordinary shares held by Wei Hong Lee and 1,092,420 held by One Fatboyz Limited, that the Company is proposing to register for resale are eligible for registration on a delayed or continuous basis pursuant to Rule 415(a)(1)(i) of the Securities Act.

Factor 1: How long the Selling Shareholders have held the ordinary shares.

Reorganization and Share Split

Upon incorporation on March 7, 2023, the Company issued 1 ordinary share to our registered agent, which were later transferred to the funding member of the Company, Chee Hoong Lew in anticipation of the reorganization described below.

On June 21, 2023, the Company completed a corporate reorganization pursuant to a share sale and purchase agreement that it entered into with Win-Fung Fibreglass Sdn. Bhd. (“Win-Fung”) and its shareholders on May 23, 2023. Pursuant to the reorganization, the Company acquired all of the issued and outstanding equity interests of Win-Fung in exchange for which the Company issued 22,949,999 ordinary shares to the shareholders of Win-Fung, including Chee Hoong Lew. On September 5, 2023, Chee Hoong Lew transferred 1,321,920 ordinary shares to one of the Selling Shareholders, One Fatboyz Limited. As disclosed in the Registration Statement, One Fatboyz Limited made certain advances to Win-Fung for its working capital, which are non-tradable, unsecured, non-interest bearing and are payable on demand. On August 6, 2024, One Fatboyz Limited transferred 229,500 ordinary shares to one of the Selling Shareholders, Chi Ken Kok, and another shareholder of the Company also transferred 459,000 ordinary shares to Chi Ken Kok. On the same day, three other shareholders of the Company transferred an aggregate of 688,500 ordinary shares to Wei Hong Lee, the third Selling Shareholder. Both Chi Ken Kok and Wei Hong Lee are strategic investors and they purchased ordinary shares from other shareholders of the Company for investment purposes.

No underwriters were involved in these issuances. We believe that each of the above issuances by the Company was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

The Selling Shareholders Holding Period of the Ordinary Shares

One Fatboyz Limited has held 1,092,420 ordinary shares since September 5, 2023;

Wei Hong Lee has held 688,500 ordinary shares since August 6, 2024; and

Chi Ken Kok has held 688,500 ordinary shares since August 6, 2024.

Each of the Selling Shareholders has borne the credit and market risk of its investment in the Company prior to public filing of the Registration Statement. The length of time that the Selling Shareholders held its ordinary shares demonstrates that they acquired such ordinary shares with an intention to hold them as an investment and not as underwriters with an intent to distribute them.

The discussion above supports the conclusion that the offering pursuant to the Registration Statement is a valid secondary offering.

Factor 2: The circumstances under which the Selling Shareholders received the securities.

Rule 100 of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” In a typical underwritten offering, the issuer issues securities to the underwriter for cash, at a discount to the market price to compensate the underwriter for its selling efforts and for bearing market risk.

The circumstances under which the Selling Shareholders received the ordinary shares is that the Company did not issue to the Selling Shareholders at a discount. As described in Factor 1 above, each of the Selling Shareholders has acquired the ordinary shares of as an investment and borne the credit and market risk of its investment not as part of an underwritten offering. In addition, all of the ordinary shares were acquired before the Company’s proposed initial public offering (the “IPO”) pursuant to the Registration Statement and before a public market exists for the Company’s ordinary shares. Each Selling Shareholder purchased his or her ordinary shares directly from other shareholders of the Company in private transactions and the Company was not involved in any of the sales. We are not aware of any factor or circumstances that would suggest that any such special selling efforts or selling methods, such as investor presentations or road shows, by or on behalf of any of the Selling Shareholders have or are intended to take place if the Registration Statement is declared effective. Accordingly, the Company respectfully submits that there is nothing about the circumstances under which the Selling Shareholders received the ordinary shares would suggest the involvement of a primary offering by or on behalf of the Company.

Therefore, the circumstances under the Selling Shareholders received the ordinary shares support the conclusion that the offering pursuant to the Registration Statement is a valid secondary offering.

Factor 3: The Selling Shareholders’ relationship with the Company.

The Selling Shareholders’ relationship with the Company has been discussed in detail under the heading “Factor 1: How long the Selling Shareholders have held the ordinary shares” above.

Furthermore, the Company does not have an underwriting relationship with any of the Selling Shareholders or any contractual, legal or other relationship that would control the timing, nature or amount of resales of the ordinary shares following the effectiveness of the Registration Statement or even whether any ordinary shares are resold at all under the Registration Statement. To the Company’s knowledge, at no time have any of the Selling Shareholders been affiliated with or acted as securities broker-dealers or representatives thereof. In addition, as noted above, the Selling Shareholders represented that they were acquiring the securities for their own accounts and not with a view to resale or distribution.

To the extent that any of the Selling Shareholders sells his or her ordinary shares, the Selling Shareholder will retain all proceeds from such sale(s) and the Company will not receive any of the proceeds from any resale of the ordinary shares. None of the Selling Shareholders acquired the ordinary shares under circumstances that would indicate that it was receiving compensation from the Company in connection with the resale of the ordinary shares or that the Company had any financial interest in the resale of the ordinary shares.

Therefore, the Selling Shareholders’ relationship with the Company support the conclusion that the resale offering pursuant to the Registration Statement is a valid secondary offering.

Factor 4: The amount of ordinary shares being registered.

The total number of the ordinary shares registered for resale by the Selling Shareholders is 2,000,000, representing only 8.71% of the Company’s issued and outstanding ordinary shares as of the date hereof. Additionally, each Selling Shareholder currently holds less than 5% of the outstanding ordinary shares of the Company and accordingly none of the Selling Shareholders holds or is seeking to register more than 5% of the outstanding ordinary shares of the Company.

In light of these circumstances, we submit that the number of ordinary shares being registered for resale should not restrict the Company’s ability to use Rule 415(a)(1)(i) of the Securities Act for this offering.

Factor 5: Whether the Selling Shareholders are in the business of underwriting securities.

To the Company’s knowledge, at no time has any of the Selling Shareholders acted as registered broker-dealers or been affiliates of a broker-dealer as defined in Section 3(a)(4)(A) of the Securities Exchange Act of 1934, as amended, and none of the Selling Shareholders is in the business of underwriting securities. Each of the Selling Shareholders owns the Company’s ordinary shares for its own account for investment purposes and not with a view towards distribution.

Therefore, this factor also weighs favorably in the Company’s determination that the offering for resale of the ordinary shares held by the Selling Shareholders is a secondary offering and not a primary offering.

Factor 6: Whether under all the circumstance it appears that the Selling Shareholders acting as a conduit for the Company.

Based on the foregoing analysis and the totality of the facts and circumstances, the Company believes that the facts support the conclusion that the Selling Shareholders are acting on their own behalf, and are motivated by their own self-interests, and are not acting as a conduit for the Company in connection with the offering of the resale shares being registered under the Registration Statement. There is no evidence of special selling efforts or selling methods that would suggest a view to “distribution.” To the Company’s knowledge, none of the Selling Shareholders and the natural persons that exercise voting and/or dispositive power over the ordinary shares held by the Selling Shareholder that is an entity are or have ever been in the business of underwriting securities.

Each of the Selling Shareholders acquired the Company’s ordinary shares in bona fide investment transactions and has borne the long-term market and full economic risks of its investment in the Company’s ordinary shares. None of the Selling Shareholders will receive a commission or other remuneration from the Company if and when their ordinary shares are sold. Conversely, the Company will not receive any of the proceeds from the sale of ordinary shares by the Selling Shareholders. No Selling Shareholder acquired the ordinary shares under circumstances that would indicate that it was receiving compensation from the Company in connection with the resale or that the Company had any financial interest in the resale of its respective ordinary shares.

The ordinary shares are being registered for resale at this time because all of the Selling Shareholders hold less than 5% of the issued and outstanding ordinary Shares of the Company. The underwriter of the IPO is not requiring lock-up arrangements for shareholders who hold less than 5% of the ordinary shares, and no previous lockup arrangements are in place between us and the Selling Shareholders. Therefore, we intend to register the ordinary shares for resale at this time to provide greater flexibility for the Selling Shareholders to freely trade their ordinary shares at any time after the IPO and to help ensure our ordinary shares maintain appropriate liquidity in the market after the IPO.

For all of the reasons set forth above, the Company respectfully submits to the Staff that the proposed resale of the ordinary shares by the Selling Shareholders, as contemplated by the Registration Statement, should appropriately be classified as a valid secondary offering and not a primary offering, and, accordingly, we can rely on Rule 415(A)(1)(i) of the Securities Act for the offering of the ordinary shares.

Should the Staff disagree with the foregoing conclusion, the Company would welcome and appreciate guidance regarding suggested modifications to the nature or size of the offering in order to proceed as a secondary offering under Rule 415 of the Securities Act.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Kevin (Qixiang) Sun of Bevilacqua PLLC at 202-869-0888 (ext. 101).

Sincerely,

WF Holding Limited

By:	/s/ Chee Hoong Lew
Chee Hoong Lew
Chief Executive Officer

cc:	Kevin (Qixiang) Sun, Esq.